SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share

(Title of Class of Securities)

26853A100

(CUSIP Number)

Thomas P. Laffey

600 Corporate Park Drive

St. Louis, MO 63105

314-512-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Continued on following pages)

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Andrew C. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 18,694,003[1] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 18,694,003[1] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,694,003[1] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.0%[2]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[1]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D/A. Consists of 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[2]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 32,247,168 Class A Common Shares outstanding as of May 22, 2015 as stated by the Issuer in a Securities Purchase Agreement dated as of May 22, 2015, among the Issuer and the purchasers named therein and filed by the Issuer as Exhibit 99.2 to a Form 6-K filed with the Securities and Exchange Commission on May 26, 2015 (the “Issuer’s Securities Purchase Agreement”); (ii) 11,437,924 Class A Common Shares to be issued by the Issuer pursuant to the first issuance of a private placement transaction provided for in the Issuer’s Securities Purchase Agreement; and (iii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Issuer’s Securities Purchase Agreement, as of May 22, 2015 there were 82,169,575 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Jo Ann T. Kindle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 18,694,003[3] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 18,694,003[3] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,694,003[3] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.0%[4]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[3]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D/A. Consists of 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[4]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 32,247,168 Class A Common Shares outstanding as of May 22, 2015 as stated in the Issuer’s Securities Purchase Agreement; (ii) 11,437,924 Class A Common Shares to be issued by the Issuer pursuant to the first issuance of the private placement transaction provided for in the Issuer’s Securities Purchase Agreement and (iii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Issuer’s Securities Purchase Agreement, as of May 22, 2015 there were 82,169,575 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Christine B. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 18,694,003[5] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 18,694,003[5] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,694,003[5] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.0%[6]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[5]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D/A. Consists of 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[6]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 32,247,168 Class A Common Shares outstanding as of May 22, 2015 as stated in the Issuer’s Securities Purchase Agreement; (ii) 11,437,924 Class A Common Shares to be issued by the Issuer pursuant to the first issuance of the private placement transaction provided for in the Issuer’s Securities Purchase Agreement; and (iii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Issuer’s Securities Purchase Agreement, as of May 22, 2015 there were 82,169,575 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Carolyn Kindle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 18,694,003[7] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 18,694,003[7] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,694,003[7] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.0%[8]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[7]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D/A. Consists of 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[8]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 32,247,168 Class A Common Shares outstanding as of May 22, 2015 as stated in the Issuer’s Securities Purchase Agreement; (ii) 11,437,924 Class A Common Shares to be issued by the Issuer pursuant to the first issuance of the private placement transaction provided for in the Issuer’s Securities Purchase Agreement and (iii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Issuer’s Securities Purchase Agreement, as of May 22, 2015 there were 82,169,575 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Jack Taylor Family Voting Trust U/A/D 4/14/99
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 18,694,003[9] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 18,694,003[9] shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,694,0039[9] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.0%[10]
14.	TYPE OF REPORTING PERSON (See Instructions): OO

[9]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D/A. Consists of 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[10]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 32,247,168 Class A Common Shares outstanding as of May 22, 2015 as stated in the Issuer’s Securities Purchase Agreement; (ii) 11,437,924 Class A Common Shares to be issued by the Issuer pursuant to the first issuance of the private placement transaction provided for in the Issuer’s Securities Purchase Agreement and (iii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Issuer’s Securities Purchase Agreement, as of May 22, 2015 there were 82,169,575 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on December 1, 2014 by the Reporting Persons with respect to the Class A Common Shares of eHi Car Services Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), beneficially owned by the Reporting Persons (the “Schedule 13D”). Except as amended or supplemented by this Amendment No. 1, all other information in the Schedule 13D is as set forth therein.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A relates to the Class A Common Shares of the Issuer. The address of the principal executive offices of the Issuer is Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a) (b)	This Schedule 13D/A is being jointly filed by the following persons: the Jack Taylor Family Voting Trust U/A/D 4/14/99, a trust organized under the laws of the State of Missouri (the “Trust”); and Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor and Carolyn Kindle, as voting trustees under the Jack Taylor Family Voting Trust U/A/D 4/14/99. Collectively, such group is referred to herein as the “Reporting Persons.” The shares covered by this Schedule 13D/A are held of record by The Crawford Group, Inc., a Missouri corporation (“Crawford”), which is controlled by the Reporting Persons. The Reporting Persons entered into a Joint Filing Agreement dated December 1, 2014, a copy of which was filed as Exhibit 99.1 to the Schedule 13D, which is incorporated by reference herein, pursuant to which the Reporting Persons agreed to jointly file the Schedule 13D, and amendments thereto.

The Trust was established by Jack Taylor, the founder of Crawford. The individual Reporting Persons share voting and investment power with respect to the Trust.

The principal address of each of the Reporting Persons is 600 Corporate Park Drive, St. Louis, Missouri 63105.

(c)	All of the individual Reporting Persons are employed by Crawford at its principal place of business, 600 Corporate Park Drive, St. Louis, Missouri 63105, as follows: Andrew C. Taylor, Chairman, Jo Ann T. Kindle, Vice President, Christine B. Taylor, Senior Vice President and Assistant Secretary, and Carolyn Kindle, Assistant Vice President and Assistant Secretary.

(d)-(e)	None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the individual Reporting Persons is a citizen of the United States.

ITEM 4.	PURPOSE OF TRANSACTION

On May 22, 2015, Crawford entered into a Securities Purchase Agreement with the purchasers named therein pursuant to which Crawford agreed to sell 500,000 American Depository Shares, which represent 1,000,000 Class A Common Shares as noted herein, for an aggregate sales price of $6,000,000 as follows: (i) 333,333 American Depository Shares, which represent 666,666 Class A Common Shares, to Tiger Global Mauritius Fund for a purchase price of $3,999,996; (ii) 79,667 American Depository Shares, which represent 159,334 Class A Common Shares, to SRS Partners I Mauritius Limited, for a purchase price of $956,004; and (iii) 87,000 American Depository Shares, which represent 174,000 Class A Common Shares, to SRS Partners II Mauritius Limited, for a purchase price of $1,044,000. The foregoing description of the Securities Purchase Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit 99.1 hereto.

None of the Reporting Persons has any current plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Subject to the rights and restrictions described in Item 6 below, the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)	Crawford is the record holder of 18,694,003 Class B Common Shares, which represent approximately 30.0% of the outstanding Class A Common Shares.[11] The Class B Common Shares are convertible at any time into Class A Common Shares on a share-for-share basis. The voting and investment power over the shares covered by this Schedule 13D/A is shared by the Reporting Persons.

(c)	See below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed		Aggregate Transaction Price (per share price of $12)	Description of Transaction
5/22/2015	Crawford		333,333	[12]	$3,999,996	Sale to Tiger Global Mauritius Fund pursuant to Securities Purchase Agreement
5/27/2015	Crawford		79,667	[13]	$956,004	Sale to SRS Partners I Mauritius Limited pursuant to Securities Purchase Agreement
5/27/2015	Crawford		87,000	[14]	$1,044,000	Sale to SRS Partners II Mauritius Limited pursuant to Securities Purchase Agreement

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Series D Share Purchase Agreement, dated March 26, 2012, among the Issuer and certain of its shareholders, including Crawford, the parties agreed to certain non-compete obligations and agreed to take, or refrain from taking, certain actions that could result in competition with the other party. These obligations terminate upon the occurrence of either (1) Crawford holding less than 5% of the Issuer’s securities or (2) Crawford no longer having any representative, either a director or an observer, on the Issuer’s Board of Directors.

[11]	Based on the quotient obtained by dividing: (a) the 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons by (b) the sum of (i) 32,247,168 Class A Common Shares outstanding as of May 22, 2015 as stated in the Issuer’s Securities Purchase Agreement; (ii) 11,437,924 Class A Common Shares to be issued by the Issuer pursuant in first issuance of the private placement transaction provided for in the Issuer’s Securities Purchase Agreement and (iii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Issuer’s Securities Purchase Agreement, as of May 22, 2015 there were 82,169,575 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.
[12]	Consists of 333,333 American Depository Shares, which represent 666,666 Class A Common Shares.
[13]	Consists of 79,667 American Depository Shares, which represent 159,334 Class A Common Shares.
[14]	Consists of 87,000 American Depository Shares, which represent 174,000 Class A Common Shares.

Pursuant to the Third Amended and Restated Investors’ Rights Agreement, dated December 11, 2013, among the Issuer and certain of its shareholders, including Crawford (the “Investors’ Rights Agreement”), the parties to the Investors’ Rights Agreement have certain registration rights, approval rights with respect to transfers of the Issuer’s securities, are subject to transfer restrictions, rights of first refusal, rights of first offer, and certain other specified rights and restrictions with respect to the Issuer’s securities and the other shareholders.

Pursuant to the Share Purchase Agreement for the Issuance of Additional Series E Preferred Shares, dated April 16, 2014, among the Issuer and certain of its shareholders, including Crawford, Crawford agreed that it would not sell, transfer or dispose of more than 50% of its shares purchased thereunder (or any shares issued upon conversion thereof) for a one-year period following the purchase, subject to certain limited exceptions.

Further, under the Investors’ Rights Agreement, for a period of one year following the Issuer’s initial public offering on November 18, 2014 of American Depository Shares, each representing two Class A Common Shares, par value $0.001 per share (the “IPO”), Crawford has agreed, along with other shareholders, not to sell, transfer or dispose of more than 50% of its shares held, as determined immediately following the IPO, subject to limited exceptions. In addition, Crawford has agreed with the underwriters of the IPO, as a principal shareholder pursuant to a separate lock-up agreement in customary form (the “Lock-up Agreement”), not to sell, transfer or dispose of any common shares or American Depository Shares for a period of 180 days following the IPO, subject to limited exceptions. The purchasers bought the American Depository Shares in the transactions reported herein subject to the restrictions set forth in the Lock-up Agreement.

The foregoing descriptions of the Series D Purchase Agreement, the Investors’ Rights Agreement, the Share Purchase Agreement for the Issuance of Additional Series E Preferred Shares, the Lock-up Agreement and do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein as Exhibits 99.3, 99.4, 99.5 and 99.6, respectively.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Securities Purchase Agreement dated as of May 22, 2015 by and among the Issuer, Tiger Global Mauritius Fund, SRS Partners I Mauritius Limited and SRS Partners II Mauritius Limited.

Exhibit 99.2	Joint Filing Agreement dated December 1, 2014 (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on December 1, 2014)

Exhibit 99.3	Share Purchase Agreement for the Issuance of Series D Preferred Shares dated March 26, 2012 among the Issuer, its shareholders and certain other parties thereto and its amendments (incorporated herein by reference to Exhibit 4.6 to the Form F-1 filed by the Issuer on October 3, 2014)

Exhibit 99.4	Third Amended and Restated Investors’ Rights Agreement dated December 11, 2013 among the Issuer and its shareholders (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed by the Issuer on October 3, 2014)

Exhibit 99.5	Share Purchase Agreement for the Issuance of Additional Series E Preferred Shares dated April 16, 2014 among the Issuer, its shareholders and certain other parties thereto (incorporated herein by reference to Exhibit 4.8 to the Form F-1 filed by the Issuer on October 3, 2014)

Exhibit 99.6	Form of Lock-up Agreement (incorporated herein by reference to Exhibit A of Exhibit 1.1 to Amendment No. 2 to Form F-1 filed by the Issuer on November 6, 2014)

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2015

JACK TAYLOR FAMILY VOTING TRUST U/A/D 4/14/99

By	/s/ Carolyn Kindle
Name:	Carolyn Kindle
Title:	Voting Trustee

By	/s/ Jo Ann T. Kindle
Name:	Jo Ann T. Kindle
Title:	Voting Trustee

By	/s/ Andrew C. Taylor
Name:	Andrew C. Taylor
Title:	Voting Trustee

ANDREW C. TAYLOR

/s/ Andrew C. Taylor

JO ANN T. KINDLE

/s/ Jo Ann T. Kindle

CHRISTINE B. TAYLOR

/s/ Christine B. Taylor

CAROLYN KINDLE

/s/ Carolyn Kindle